Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

XPeng Inc.

小鵬集團*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

Interim Results Announcement for the Six Months

Ended June 30, 2026

XPeng Inc. (“XPENG” or the “Company,” Hong Kong stock code: 9868 and NYSE symbol: XPEV), a leading global Physical AI company, today announced the unaudited financial results of the Company and its subsidiaries and consolidated affiliated entities (the “Group”) for the six months ended June 30, 2026 (the “Reporting Period”).

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2026

•	Total deliveries of vehicles were 165,977 in the six months ended June 30, 2026, representing a decrease of 15.8% from 197,189 in the six months ended June 30, 2025.

•	XPENG’s physical sales network had a total of 740 stores, covering 257 cities as of June 30, 2026.

•	XPENG self-operated charging station network reached 3,780 stations, including 2,720 XPENG ultra-fast charging stations as of June 30, 2026.

•	Total revenues were RMB32.78 billion in the six months ended June 30, 2026, representing a decrease of 3.8% from RMB34.09 billion in the six months ended June 30, 2025.

•	Revenues from vehicle sales were RMB28.05 billion in the six months ended June 30, 2026, representing a decrease of 10.3% from RMB31.25 billion in the six months ended June 30, 2025.

•	Gross margin was 20.6% in the six months ended June 30, 2026, compared with 16.5% in the six months ended June 30, 2025.

•

Vehicle margin, which is gross profit of vehicle sales as a percentage of vehicle sales revenues, was 12.1% in the six months ended June 30, 2026, compared with 12.6% in the six months ended June 30, 2025.

•

Net loss was RMB3.12 billion in the six months ended June 30, 2026, compared with RMB1.14 billion in the six months ended June 30, 2025. Excluding share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, non-GAAP net loss was RMB2.92 billion in the six months ended June 30, 2026, compared with RMB0.81 billion in the six months ended June 30, 2025.

•

Net loss attributable to ordinary shareholders of XPENG was RMB3.12 billion in the six months ended June 30, 2026, compared with RMB1.14 billion in the six months ended June 30, 2025. Excluding share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB2.92 billion in the six months ended June 30, 2026, compared with RMB0.81 billion in the six months ended June 30, 2025.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB3.27 and basic and diluted net loss per ordinary share were both RMB1.63 for the six months ended June 30, 2026. Each ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted net loss per ADS were both RMB3.06 and non-GAAP basic and diluted net loss per ordinary share were both RMB1.53 for the six months ended June 30, 2026.

•	Cash position[1] was RMB40.48 billion as of June 30, 2026, compared with RMB47.66 billion as of December 31, 2025.

MANAGEMENT QUOTES

“The back-to-back success of the GX and MONA L03 gives us greater confidence in our upcoming new models, as we translate our leading edge in smart technologies and design into more blockbuster products and stronger brand momentum,” said Mr. Xiaopeng He, Chairman and CEO of XPENG. “The development of the mass-production version of XPENG’s humanoid robot has recently reached several significant milestones. I believe XPENG will not only build one of China’s most valuable humanoid robotics companies, but also become a global leader in physical AI, spearheading the large-scale adoption and commercialization of advanced general-purpose humanoid robots and autonomous driving technologies in China and overseas.”

“During the second quarter of 2026, our operations remained resilient despite industry-wide cost pressures. Driven by breakthroughs in our premiumization and globalization efforts, our gross margin continued to exceed 20%,” added Dr. Hongdi Brian Gu, Vice Chairman and Co-President of XPENG. “I expect the mass production and commercialization of physical AI technologies to accelerate over the coming year, generating meaningful gross profit growth to support our continued R&D investment in physical AI.”

1

Cash position includes cash and cash equivalents, restricted cash, short-term investments and time deposits. Time deposits include restricted short-term deposits, short-term deposits, current portion and non-current portion of restricted long-term deposits, current portion and non-current portion of long-term deposits.

RECENT DEVELOPMENTS

Deliveries in July 2026

•	Total deliveries were 38,027 vehicles in July 2026.

•	As of July 31, 2026, year-to-date total deliveries were 204,004 vehicles.

Launch of MONA L03

On July 16, 2026, XPENG held the global launch event of MONA L03, the Next-Gen AI SUV Coupe, in Munich, Germany.

Entering into the Dogotix Share Purchase Agreement

On August 24, 2026, Dogotix Inc. (a subsidiary of the Company) entered into a share purchase agreement (the “Dogotix Share Purchase Agreement”) with, among others, certain subscribers, pursuant to which such subscribers conditionally agreed to subscribe for certain shares to be newly issued by Dogotix Inc. at an aggregate purchase price of US$900 million. For details, please refer to the announcement of the Company dated August 24, 2026, in relation to, among others, the Dogotix Share Purchase Agreement.

UNAUDITED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2026

Total revenues were RMB32.78 billion in the six months ended June 30, 2026, representing a decrease of 3.8% from RMB34.09 billion in the six months ended June 30, 2025.

Revenues from vehicle sales were RMB28.05 billion in the six months ended June 30, 2026, representing a decrease of 10.3% from RMB31.25 billion in the six months ended June 30, 2025. The year-over-year decrease was mainly attributable to lower vehicle deliveries.

Revenues from services and others were RMB4.73 billion in the six months ended June 30, 2026, representing an increase of 67.1% from RMB2.83 billion in the six months ended June 30, 2025. The year-over-year increase was primarily attributable to the increased revenues from (i) technical research and development services (“technical R&D services”) rendered to a car manufacturer (the “Manufacturer”) with the successful achievement of certain key milestones in the current period, under the agreement entered into with the Manufacturer; and (ii) parts and accessories sales in line with higher accumulated vehicle sales.

Cost of sales was RMB26.01 billion in the six months ended June 30, 2026, representing a decrease of 8.6% from RMB28.46 billion in the six months ended June 30, 2025. The year-over-year decrease was mainly in line with vehicle deliveries as described above.

Gross margin was 20.6% in the six months ended June 30, 2026, compared with 16.5% in the six months ended June 30, 2025.

Vehicle margin was 12.1% in the six months ended June 30, 2026, compared with 12.6% in the six months ended June 30, 2025.

Services and others margin was 71.4% in the six months ended June 30, 2026, compared with 60.1% in the six months ended June 30, 2025. The year-over-year increase was primarily attributable to the aforementioned revenue from technical R&D services and parts and accessories sales.

Research and development expenses were RMB5.82 billion in the six months ended June 30, 2026, representing an increase of 39.0% from RMB4.19 billion in the six months ended June 30, 2025. The year-over-year increase was mainly due to higher expenses related to the development of new vehicle models and AI-related technologies as the Company expanded its product portfolio to support future growth.

Selling, general and administrative expenses were RMB4.38 billion in the six months ended June 30, 2026, representing an increase of 6.5% from RMB4.11 billion in the six months ended June 30, 2025. The year-over-year increase was mainly due to higher marketing and advertising expenses.

Other income, net was RMB0.32 billion in the six months ended June 30, 2026, representing a decrease of 59.1% from RMB0.78 billion in the six months ended June 30, 2025. The year-over-year decrease was primarily due to the decrease in receipt of government subsidies.

Fair value gain (loss) on derivative liability relating to the contingent consideration was a gain of RMB0.10 billion in the six months ended June 30, 2026, compared with a loss of RMB0.08 billion in the six months ended June 30, 2025. This non-cash gain resulted from the fair value change of the contingent consideration related to the acquisition of DiDi Global Inc. (“DiDi”)’s smart auto business.

Loss from operations was RMB3.02 billion in the six months ended June 30, 2026, compared with RMB1.98 billion in the six months ended June 30, 2025.

Non-GAAP loss from operations, which excludes share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, was RMB2.82 billion in the six months ended June 30, 2026, compared with RMB1.65 billion in the six months ended June 30, 2025.

Net loss was RMB3.12 billion in the six months ended June 30, 2026, compared with RMB1.14 billion in the six months ended June 30, 2025.

Non-GAAP net loss, which excludes share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, was RMB2.92 billion in the six months ended June 30, 2026, compared with RMB0.81 billion in the six months ended June 30, 2025.

Net loss attributable to ordinary shareholders of XPENG was RMB3.12 billion in the six months ended June 30, 2026, compared with RMB1.14 billion in the six months ended June 30, 2025.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, was RMB2.92 billion in the six months ended June 30, 2026, compared with RMB0.81 billion in the six months ended June 30, 2025.

Basic and diluted net loss per ADS were both RMB3.27 in the six months ended June 30, 2026, compared with RMB1.20 in the six months ended June 30, 2025.

Non-GAAP basic and diluted net loss per ADS were both RMB3.06 in the six months ended June 30, 2026, compared with RMB0.85 in the six months ended June 30, 2025.

Balance Sheets

As of June 30, 2026, the Company had a cash position of RMB40.48 billion, compared with RMB47.66 billion as of December 31, 2025.

BUSINESS OUTLOOK

For the third quarter of 2026, the Company expects:

•	Deliveries of vehicles to be between 115,000 and 121,000, representing a year-over-year change of approximately -0.87% to +4.30%, and a quarter-over-quarter increase of approximately 11.33% to 17.14%.

•

Total revenues to be between RMB21.7 billion and RMB23.4 billion, representing a year-over-year increase of approximately 6.47% to 14.81%, and a quarter-over-quarter increase of approximately 9.91% to 18.52%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

MANAGEMENT DISCUSSION AND ANALYSIS

1.	Liquidity and capital resources

The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB3.12 billion and RMB1.14 billion for the six months ended June 30, 2026 and 2025, respectively. Accumulated deficit amounted to RMB45.91 billion as of June 30, 2026. Net cash used in operating activities was approximately RMB11.72 billion for the six months ended June 30, 2026 and net cash provided by operating activities was approximately RMB7.64 billion for the six months ended June 30, 2025.

The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of the Group’s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. With the completion of its initial public offering and follow-on offering on the New York Stock Exchange in August and December 2020, the Group received the net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of RMB11.41 billion and RMB15.98 billion, respectively. In July 2021, with the completion of its global offering, including the Hong Kong Public Offering and the International Offering, on the Hong Kong Stock Exchange, the Group received the net proceeds, after deducting the underwriting discounts and commissions, of HKD15.82 billion. In December 2023, with the completion of the investment by the Volkswagen, the Group received the net proceeds, after deducting related costs and expenses, of RMB5.02 billion.

As of June 30, 2026, the balance of cash and cash equivalents, restricted cash, excluding RMB0.02 billion (December 31, 2025: RMB0.06 billion) restricted as to withdrawal or use for legal disputes, short-term investments and time deposits was RMB40.46 billion (December 31, 2025: RMB47.60 billion).

2.	Interest-bearing bank and other borrowings

(i)	Short-term bank loans

As of June 30, 2026, the Group’s short-term borrowings from banks in the PRC amounted to RMB10.07 billion in aggregate. The effective interest rate of these borrowings was 1.31% per annum. As of December 31, 2025, the Group’s short-term borrowings from banks in the PRC amounted to RMB4.28 billion in aggregate. The effective interest rate of these borrowings was 2.05% per annum.

(ii)	Long-term bank loans

Ref.	Company	Outstanding loan RMB in billion	As of June 30, 2026 Current portion according to the repayment schedule RMB in billion	Long-term portion RMB in billion	Effective interest rate	Outstanding loan RMB in billion	As of December 31, 2025 Current portion according to the repayment schedule RMB in billion	Long-term portion RMB in billion	Effective interest rate
1	Zhaoqing Xiaopeng Motors Co., Ltd.	0.38	0.01	0.37	4.00%	1.26	0.51	0.75	3.63%
2	Zhaoqing Xiaopeng New Energy Investment Co., Ltd.	3.89	0.12	3.77	2.41%	1.28	0.52	0.76	3.26%
3	Guangzhou Xiaopeng Motors Financing Lease Co., Ltd.	—	—	—	—	0.14	0.14	—	3.80%
4	Guangdong Xiaopeng Motors Technology Group Co., Ltd.	1.69	0.11	1.58	2.25%	1.69	0.06	1.63	2.25%
5	Xiaopeng Motors Huazhong (Wuhan) Co., Ltd.	2.01	0.25	1.76	3.15%	2.10	0.22	1.88	3.15%
6	Guangzhou Pengyue Automobile Development Co., Ltd.	0.91	0.02	0.89	3.05%	0.87	0.02	0.85	3.08%
7	Guangzhou Xiaopeng New Energy Motors Co., Ltd.	0.76	0.15	0.61	3.87%	0.82	0.10	0.72	4.00%

	TOTAL	9.64	0.66	8.98	—	8.16	1.57	6.59	—

As of June 30, 2026, the Group obtained secured borrowings from several banks of RMB9.64 billion in aggregate. The maturity dates ranged from July 2026 to June 2035. As of December 31, 2025, the Group obtained secured borrowings from several banks of RMB8.16 billion in aggregate. The maturity dates ranged from January 2026 to June 2035.

Moreover, the Group received subsidies from the local government for interest expenses incurred associated with the borrowings. As of June 30, 2026 and December 31, 2025, the aggregate sum of loans receiving government-subsidized interest amounted to RMB2.94 billion and RMB3.48 billion, respectively. For the six months ended June 30, 2026 and 2025, the Group recognized the subsidies to reduce the related interest expenses as incurred or to reduce the interest expenses capitalized in the construction costs of certain manufacturing plant or base, if any.

(iii)	Asset-backed securities (“ABS”)

In March 2024 and October 2024, the Group entered into asset-backed securitization arrangements with third-party financial institutions and set up two securitization vehicles to issue senior debt securities to third party investors, which are collateralized by installment payment receivables (the “ABS transferred financial assets”). The Group also acts as a servicer to provide management, administration and collection services on the ABS transferred financial assets and has the power to direct the activities that most significantly impact the securitization vehicles. The economic interests are retained by the Group in the form of subordinated interests as well as its obligation to absorb losses under certain circumstances. As a result, the Group consolidated the securitization vehicles. The proceeds from the issuance of debt securities are reported as securitization debt. The securities will be repaid as collections on the underlying collateralized assets occur and the amounts were included in “Long-term borrowings, current portion” or “Long-term borrowings” according to the contractual maturities of the debt securities. As of June 30, 2026, the balance of current and non-current portion of the ABS were RMB0.05 billion and nil, respectively. As of December 31, 2025, the balance of current and non-current portion of the ABS were RMB0.27 billion and RMB0.002 billion, respectively.

As of June 30, 2026, all of the bank loans and other borrowings of the Group were denominated in RMB and bore fixed and floating interest rates, and the Group had not been in violation of any of the covenants pursuant to the applicable agreement(s) entered with the lenders.

3.	Pledge of assets

As of June 30, 2026, the Group pledged restricted cash and restricted deposits of RMB9.62 billion (December 31, 2025: RMB8.44 billion) for bank borrowings and the issuance of letter of guarantee, bank notes, legal disputes and others. Certain manufacturing buildings of Guangzhou plants, Wuhan base and Zhaoqing plants, the land use right of Wuhan base, Guangzhou plants, and Guangzhou Xiaopeng technology park and the equipments of Wuhan base were secured for the long-term bank loan with a total appraised value of RMB6.60 billion (December 31, 2025: RMB5.80 billion).

4.	Gearing ratio

Gearing ratio equals total debt divided by total equity as of the end of the Reporting Period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long-term borrowings which are all interest-bearing borrowings. As of June 30, 2026, the gearing ratio of the Group is 73.2% (December 31, 2025: 41.8%).

5.	Material investments

For the six months ended June 30, 2026, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of June 30, 2026). As of June 30, 2026, the Group did not have other plans for material investments and capital assets.

6.	Capital commitments and capital expenditure

As of June 30, 2026, the Group had capital commitments amounting to RMB1.63 billion for the acquisition of property, plant and equipment, which was primarily for Guangzhou and Zhaoqing plants and Wuhan base, and RMB0.09 billion for other investments.

7.	Contingent liabilities

As of June 30, 2026, the Group did not have any material contingent liabilities.

8.	Material acquisitions and disposals

For the six months ended June 30, 2026, the Group did not have any material acquisitions and disposals.

9.	Risk management

Foreign Exchange Risk

The Group uses Renminbi as its reporting currency. Most of the Group’s revenues and expenses are denominated in Renminbi, while the Group also has certain portion of cash denominated in the U.S. dollar from its financing activities. The functional currency of the Company and subsidiaries in the United States and Hong Kong is the U.S. dollar or HK dollar. The functional currency of subsidiaries in the PRC, the variable interest entity (“VIE”) and the VIE’s subsidiaries is the Renminbi. The Group’s exposure to U.S. dollars exchange rate fluctuation mainly arises from the Renminbi-denominated cash and cash equivalents and other receivables held by the Group and its subsidiaries whose functional currency is U.S. dollars and the U.S. dollar-denominated other receivables held by the Group and its subsidiaries whose functional currency is Renminbi. The Group enters into hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. During the six months ended June 30, 2026, the Group entered into foreign exchange forward contracts and currency swap contracts, which were not qualified for hedge accounting. As of June 30, 2026, the Group held foreign exchange forward contracts and currency swap contracts, which were not qualified for hedge accounting.

To the extent that the Group needs to convert U.S. dollars into Renminbi for its operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that the Group receives from the conversion. Conversely, if the Group decides to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on its Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to the Group.

Interest Rate Risk

The Group’s interest rate risk arises from investments and borrowings. Investments in both fixed rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Borrowings in both fixed rate and floating rate carry a degree of interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk, while borrowings issued at variable rates expose the Group to cash flow interest rate risk.

During the Reporting Period, the Group had not used any financial instrument to hedge its exposure to interest rate risk.

10.	Employees and remuneration policies

The following table sets forth the breakdown of the Group’s employees by function as of June 30, 2026:

Function	Number of Employees
Research and development	8,735
Sales and marketing	5,432
Manufacturing	5,616
General and administration	60
Operation	789

Total	20,632

The Group primarily recruits the employees through recruitment agencies, on-campus job fairs, referrals, and online channels including the Company’s corporate website and social networking platforms. The Group has adopted a training policy, pursuant to which technology, corporate culture, leadership and other trainings are regularly provided to the Group’s employees by internal speakers and third-party consultants.

The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of its employees.

OTHER INFORMATION

Purchase, sale and redemption of the Company’s listed securities

On February 4, 2026, the Company issued 7,170 Class A ordinary shares to satisfy the restricted share units (the “RSUs”) pursuant to the 2019 equity incentive plan approved and adopted in June 2020, as amended and restated in August 2020 and June 2021 (the “2019 Equity Incentive Plan”).

On March 25, 2026, the Company issued 2,194,444 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan and the 2025 share incentive scheme adopted in March 2025 and approved in June 2025 (the “2025 Share Incentive Scheme”).

On April 1, 2026, the Company issued 600,000 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On June 24, 2026, the Company issued 1,642,300 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan and the 2025 Share Incentive Scheme.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities (including sale of treasury shares) during the Reporting Period. The Company did not have any treasury shares (within the meaning of the Hong Kong Listing Rules) as at June 30, 2026.

Compliance with the Corporate Governance Code

The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the “CG Code”) contained in Appendix C1 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

Pursuant to code provision C.2.1 of part 2 of the CG Code as set out in Appendix C1 to the Listing Rules, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate role for chairman and chief executive officer and Mr. Xiaopeng He currently performs these two roles. The board of directors (the “Directors”) of the Company (the “Board”) believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Other than the above, the Company has complied with the code provisions set out in part 2 of the CG Code during the Reporting Period.

Compliance with the Model Code for Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules as its code of conduct regarding directors’ securities transactions. Having made specific enquiries to all of the Directors, all Directors confirmed that they have fully complied with all relevant requirements set out in the Model Code during the Reporting Period.

Important events after the Reporting Period

Save as disclosed in this announcement, no important events affecting the Group occurred since June 30, 2026 and up to the date of this announcement.

Review of unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements of the Group for the six months ended June 30, 2026 have been reviewed by the auditor of the Company, PricewaterhouseCoopers, in accordance with Hong Kong Standard on Review Engagements 2410 — “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants for the Hong Kong filing. The unaudited interim condensed consolidated financial statements of the Group for the six months ended June 30, 2026 have also been reviewed by the audit committee of the Company.

About XPENG

XPENG is a leading global Physical AI company, dedicated to bringing artificial intelligence into the physical world to reshape future mobility and smart living. Through in-house R&D, XPENG has developed a full-stack Physical AI architecture spanning Turing AI chips, world foundation models, and highly integrated software and hardware applications. This unified technology foundation of XPENG powers an expansive product portfolio of smart EVs, robotaxis, and humanoid robots, advancing the deployment of Physical AI at scale. Headquartered in Guangzhou, China, XPENG is dual-primary listed on the New York Stock Exchange and the Hong Kong Stock Exchange. With global capabilities across R&D, manufacturing, sales, and services, XPENG drives continuous technological innovation and fosters an open Physical AI ecosystem, making life smarter, safer, and better for users worldwide. For more information, please visit https://www.xpeng.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per ordinary share and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Interim Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board
XPeng Inc. Xiaopeng He Chairman

Hong Kong, Monday, August 24, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive director, Mr. Ji-Xun Foo as a non-executive director, and Mr. Donghao Yang, Ms. Fang Qu, Mr. HongJiang Zhang and Mr. Yudong Chen as independent non-executive directors.

*	For identification purpose only

XPENG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		For the Six Months Ended June 30,
	Note	2026	2025
		RMB	RMB
Revenues
Vehicle sales	3	28,045,797	31,252,994
Services and others	3	4,731,577	2,832,039

Total revenues	3	32,777,374	34,085,033

Cost of sales
Vehicle sales		(24,657,041)	(27,327,991)
Services and others		(1,354,258)	(1,130,182)

Total cost of sales		(26,011,299)	(28,458,173)

Gross profit		6,766,075	5,626,860

Operating expenses
Research and development expenses		(5,821,431)	(4,186,868)
Selling, general and administrative expenses		(4,379,922)	(4,113,305)
Other income, net		319,499	781,442
Fair value gain (loss) on derivative liability relating to the contingent consideration		98,775	(84,225)

Total operating expenses, net		(9,783,079)	(7,602,956)

Loss from operations		(3,017,004)	(1,976,096)

Interest income		473,912	599,451
Interest expenses		(289,467)	(204,096)
Fair value gain on derivative assets or derivative liabilities		36,868	—
Investment gain on long-term investments		28,740	104,054
Exchange (loss) gain from foreign currency transactions		(274,023)	273,132
Other non-operating income, net		11,442	23,729

Loss before income tax (expenses) benefit and share of results of equity method investees		(3,029,532)	(1,179,826)

Income tax (expenses) benefit	4	(83,532)	1,430
Share of results of equity method investees		(8,100)	36,596

Net loss		(3,121,164)	(1,141,800)

Net loss attributable to ordinary shareholders of XPeng Inc.		(3,121,164)	(1,141,800)

XPENG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		For the Six Months Ended June 30,
	Note	2026	2025
		RMB	RMB
Net loss		(3,121,164)	(1,141,800)
Other comprehensive loss
Foreign currency translation adjustment, net of tax		(535,526)	(42,124)

Total comprehensive loss attributable to XPeng Inc.		(3,656,690)	(1,183,924)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.		(3,656,690)	(1,183,924)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	5	1,911,657,495	1,900,912,109
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	5	(1.63)	(0.60)
Weighted average number of ADS used in computing net loss per share
Basic and diluted		955,828,748	950,456,055
Net loss per ADS attributable to ordinary shareholders
Basic and diluted		(3.27)	(1.20)

XPENG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Note	As of June 30, 2026 RMB	As of December 31, 2025 RMB
ASSETS
Current assets
Cash and cash equivalents		14,238,387	17,329,612
Restricted cash		6,924,327	6,071,491
Short-term deposits		7,780,960	11,388,834
Restricted short-term deposits		1,207,694	296,277
Short-term investments		1,537,877	3,217,293
Long-term deposits, current portion		4,485,471	3,020,317
Restricted long-term deposits, current portion		—	600,472
Derivative assets		46,884	—
Accounts and notes receivable, net	6	1,140,279	1,996,917
Installment payment receivables, net, current portion		3,729,175	3,553,054
Inventory		13,729,266	10,380,668
Amounts due from related parties		165,426	102,219
Prepayments and other current assets, net		6,519,738	5,296,673

Total current assets		61,505,484	63,253,827

Non-current assets
Long-term deposits		2,815,695	4,263,542
Restricted long-term deposits		1,488,663	1,468,708
Property, plant and equipment, net		17,874,208	13,527,237
Right-of-use assets, net		1,172,310	3,730,921
Intangible assets, net		3,985,127	4,253,168
Land use rights, net		3,475,115	3,216,526
Installment payment receivables, net		6,145,671	6,496,020
Long-term investments		2,708,224	2,523,037
Other non-current assets		415,819	429,644

Total non-current assets		40,080,832	39,908,803

Total assets		101,586,316	103,162,630

XPENG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Note	As of June 30, 2026 RMB	As of December 31, 2025 RMB
LIABILITIES
Current liabilities
Short-term borrowings		10,070,000	4,282,000
Accounts payable	7	15,721,318	18,001,675
Notes payable	8	13,993,642	19,161,724
Amounts due to related parties		397	1,064
Income taxes payable		65,560	44,682
Derivative liabilities		199,834	281,009
Operating lease liabilities, current portion		305,387	445,901
Finance lease liabilities, current portion		75,910	55,581
Deferred revenue, current portion		1,698,642	1,463,065
Long-term borrowings, current portion		706,156	1,837,950
Accruals and other liabilities		12,468,572	12,538,698

Total current liabilities		55,305,418	58,113,349

Non-current liabilities
Long-term borrowings		8,983,337	6,588,865
Operating lease liabilities		2,068,806	4,246,599
Finance lease liabilities		4,649,369	740,576
Deferred revenue		1,354,301	1,206,014
Deferred tax liabilities		330,341	330,353
Other non-current liabilities		1,885,892	1,568,284

Total non-current liabilities		19,272,046	14,680,691

Total liabilities		74,577,464	72,794,040

XPENG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		As of June 30,	As of December 31,
		2026	2025
	Note	RMB	RMB
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.00001 par value; 9,250,000,000 and 9,250,000,000 shares authorized, 1,567,388,524 and 1,562,944,610 shares issued, 1,564,662,874 and 1,559,991,508 shares outstanding as of June 30, 2026 and December 31, 2025, respectively)		106	105
Class B Ordinary shares (US$0.00001 par value; 750,000,000 and 750,000,000 shares authorized, 348,708,257 and 348,708,257 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)		21	21
Additional paid-in capital		71,532,962	71,236,011
Statutory and other reserves		161,535	137,720
Accumulated deficit		(45,912,689)	(42,767,710)
Accumulated other comprehensive income		1,226,917	1,762,443

Total shareholders’ equity		27,008,852	30,368,590

Total liabilities and shareholders’ equity		101,586,316	103,162,630

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	General Information

XPeng Inc. (“XPENG” or the “Company”) was incorporated under the laws of the Cayman Islands on December 27, 2018, as an exempted company with limited liability. The Company, its subsidiaries and consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (“VIEs”, also refer to VIE and its subsidiaries as a whole, where appropriate) are collectively referred to as the “Group”.

XPENG is a leading global Physical AI company, dedicated to bringing artificial intelligence into the physical world. Powered by its full-stack technology capabilities, XPENG develops an expansive product portfolio spanning smart EVs, robotaxis, and humanoid robots for future mobility and smart living. The company manufactures its vehicles through its own plants in Zhaoqing, Guangzhou, and its manufacturing base in Wuhan. As of June 30, 2026, XPENG conducts its primary operations in the People’s Republic of China (“PRC”) while expanding its global capabilities across research and development, sales, and services to serve users worldwide.

2.	Summary of Significant Accounting Policies

(a)	Basis of presentation

The accompanying unaudited interim condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited interim condensed financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of June 30, 2026, results of operations and cash flows for the six months ended June 30, 2026 and 2025. The consolidated balance sheets as of December 31, 2025 have been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited interim condensed financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2025. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Results for interim periods are not necessarily indicative of the results expected for the full fiscal year or for any future period.

(b)	Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews unaudited consolidated revenue and gross profit when making decisions about allocating resources and assessing performance of the Group, as a whole. Hence, the Group has only one reportable segment. As one reportable segment, the Group derives revenue from vehicle sales and the related business.

The following table presents revenues by geographic area based on the sales location of our products:

	For the Six Months Ended June 30,
	2026 RMB’000	2025 RMB’000
Chinese Mainland	24,550,923	29,013,920
Overseas	8,226,451	5,071,113

Total	32,777,374	34,085,033

As the Group’s long-lived assets are substantially located in Chinese Mainland, no segment geographical information of long-lived assets is presented. The CODM does not review any information regarding total assets on a reportable segment basis.

The primary measure of segment revenue and profitability for the Group’s operating segment is considered to be consolidated revenue and gross profit. Significant segment expense reviewed by the CODM on a regular basis included within gross profit includes cost of sales, which is separately presented on the Group’s unaudited condensed consolidated statements of comprehensive loss.

For the operating results of segment provided to and reviewed by CODM, please refer to the unaudited condensed consolidated statements of comprehensive loss.

3.	Revenues

Revenues by source consisted of the following:

	For the Six Months Ended June 30,
	2026	2025
	RMB’000	RMB’000
Revenue from contracts with customers
Vehicle sales
— At a point in time	28,045,797	31,252,994
Services and others
— At a point in time	1,765,039	1,331,264
— Over time	2,648,136	1,290,763
Revenue from other sources
Services and others	318,402	210,012

Total	32,777,374	34,085,033

4.	Taxation

Composition of income tax expenses (benefit) for the periods presented are as follows:

	For the Six months Ended June 30,
	2026 RMB’000	2025 RMB’000
Current income tax expenses	75,944	6,870
Deferred income tax expenses (benefit)	7,588	(8,300)

Income tax expenses (benefit)	83,532	(1,430)

5. Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the six months ended June 30, 2026 and 2025 as follows:

	For the Six months Ended June 30,
	2026	2025
	RMB’000	RMB’000
Numerator:
Net loss	(3,121,164)	(1,141,800)

Net loss attributable to ordinary shareholders of XPeng Inc.	(3,121,164)	(1,141,800)

Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	1,911,657,495	1,900,912,109

Basic and diluted net loss per share attributable to ordinary shareholders of XPeng Inc.	(1.63)	(0.60)

For the six months ended June 30, 2026 and 2025, the Company had potential ordinary shares, including non-vested RSUs granted and contingently issuable shares relating to contingent consideration. As the Group incurred losses for the six months ended June 30, 2026 and 2025, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested RSUs excluded from the calculation of diluted net loss per share of the Company were 55,292,182 and 33,072,605 as of June 30, 2026 and 2025, respectively. The number of contingently issuable shares relating to contingent consideration excluded from the calculation of diluted net loss per share of the Company is between nil and 14,276,521, between nil and 14,276,521, as of June 30, 2026 and 2025, respectively.

6. Accounts and Notes Receivable, net

	As of June 30, 2026 RMB’000	As of December 31, 2025 RMB’000
Accounts receivable, net	611,087	842,940
Notes receivable	529,192	1,153,977

Total	1,140,279	1,996,917

Accounts receivable consisted of the following:

	As of June 30, 2026 RMB’000	As of December 31, 2025 RMB’000
Accounts receivable, gross	634,341	932,187
Allowance for doubtful accounts	(23,254)	(89,247)

Accounts receivable, net	611,087	842,940

The accounts receivable mainly included the amounts of vehicle sales in relation to government subsidies to be collected from government on behalf of customers and large-volume buyers for vehicle sales in the ordinary course. Sales to individual customers were normally made with advances from customers. Sales to large-volume buyers were made on credit terms ranging from 30 to 60 days.

An aging analysis of accounts receivable based on the relevant recognition dates is as follows:

	As of June 30, 2026 RMB’000	As of December 31, 2025 RMB’000
0–3 months	444,503	635,402
3–6 months	7,276	18,756
6–12 months	3,523	5,507
Over 1 year	179,039	272,522

Accounts receivable, gross	634,341	932,187

The notes receivable mainly included the amounts of vehicle sales in relation to large-volume buyers for vehicle sales in the ordinary course. Sales to large-volume buyers were made on credit terms ranging from 30 to 150 days.

An aging analysis of notes receivable based on the relevant issuance dates is as follows:

	As of June 30, 2026 RMB’000	As of December 31, 2025 RMB’000
0–3 months	529,192	840,296
3–6 months	—	313,681

Notes receivable	529,192	1,153,977

7. Accounts Payable

	As of June 30, 2026 RMB’000	As of December 31, 2025 RMB’000
Accounts payable	15,721,318	18,001,675

The Group normally receives credit terms of 0 to 60 days from its suppliers. An aging analysis of accounts payable based on the relevant recognition dates is as follows:

	As of June 30, 2026 RMB’000	As of December 31, 2025 RMB’000
0–3 months	14,546,625	16,862,769
3–6 months	761,239	583,601
6–12 months	281,383	361,753
Over 1 year	132,071	193,552

Total	15,721,318	18,001,675

8. Notes Payable

	As of June 30, 2026 RMB’000	As of December 31, 2025 RMB’000
Bank acceptance notes payable	13,993,642	19,161,724

The bank acceptance notes payable represent trade payable due to various suppliers, for which the banks have guaranteed the payment. The bank acceptance notes payable are transferable and eligible for discounting by suppliers.

An aging analysis of notes payable based on the relevant issuance dates is as follows:

	As of June 30, 2026 RMB’000	As of December 31, 2025 RMB’000
0–3 months	7,146,999	11,103,257
3–6 months	6,846,643	8,058,467

Total	13,993,642	19,161,724

9. Dividends

Dividends are recognized when declared. No dividend was declared for the six months ended June 30, 2026 and 2025, respectively.

XPENG INC.

UNAUDITED INTERIM RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Six Months Ended June 30,
	2026 RMB	2025 RMB
Loss from operations	(3,017,004)	(1,976,096)
Fair value (gain) loss on derivative liability relating to contingent consideration	(98,775)	84,225
Share-based compensation expenses	296,952	246,503

Non-GAAP loss from operations	(2,818,827)	(1,645,368)

Net loss	(3,121,164)	(1,141,800)
Fair value (gain) loss on derivative liability relating to contingent consideration	(98,775)	84,225
Share-based compensation expenses	296,952	246,503

Non-GAAP net loss	(2,922,987)	(811,072)

Net loss attributable to ordinary shareholders	(3,121,164)	(1,141,800)
Fair value (gain) loss on derivative liability relating to contingent consideration	(98,775)	84,225
Share-based compensation expenses	296,952	246,503

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(2,922,987)	(811,072)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,911,657,495	1,900,912,109
Non-GAAP net loss per ordinary share
Basic and diluted	(1.53)	(0.43)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	955,828,748	950,456,055
Non-GAAP net loss per ADS
Basic and diluted	(3.06)	(0.85)